UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   PARKER, MITT
   1390 Enclave Parkway
   Houston, TX  77077-2099
2. Date of Event Requiring Statement (Month/Day/Year)
   March 17, 2000
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   SYSCO CORPORATION
   SYY
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |208,196               |D               |                                               |
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                                           |49,011                |I               |(1)                                            |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Incentive Stock Option (|(2)      |3/17/10  |Common Stock           |15,000   |30.51875  |D            |                           |
Right to Buy)           |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Held by Chase Bank of Texas, N.A. as Escrow Agent pursuant to an Indemnity Escrow Agreement dated March 17, 2000. Under certain circumstances, Mr. Parker will not be entitled to receive such shares.
(2) Grants are made annually with exercises not permitted prior to the first anniversary of the grant. If certain performance criteria are met, one-third (1/3) of the shares covered by the grant vest on the first, second and third anniversaries of the grant. If the grants have not vested by the fifth anniversary of the grant, the grant will vest six (6) months prior to expiration.
SIGNATURE OF REPORTING PERSON
Mitt Parker by Kent R. Berke, Esq.
DATE
March 28, 2000

                           LIMITED POWER OF ATTORNEY


        KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Mitt Parker ("Principal") by this Limited Power of Attorney constitutes and appoints Michael
C. Nichols and/or Kent R. Berke, both of Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077-2099 ("Agent"), the true and lawful agent and attorney-in-fact of Principal with respect to all matters arising in connection with the execution, delivery and filing by Principal of a Form 3, and/or one or more Form 4's and/or Form 5's with the Securities and Exchange Commission, with full power and authority to execute and deliver for and on behalf of Principal all such forms, consents and documents in connection therewith as the Agent may deem advisable. Principal gives to Agent full power and authority to act in accordance with this Limited Power of Attorney, including, but not limited to, the power and authority to appoint a substitute or substitutes to act under this Limited Power of Attorney with the same power and authority as Agent would have if personally acting. By execution of this Limited Power of Attorney, Principal ratifies and confirms all that Agent or any substitute or substitutes may do by virtue of this Limited Power of Attorney. This Limited Power of Attorney shall remain in full force and effect until the Securities and Exchange Commission receives notice to the contrary from Principal.

        IN WITNESS WHEREOF, Principal has executed this Limited Power of Attorney this 22nd day of March, 2000.


/s/ LISA FRENCH                                 /s/ MITT PARKER
-----------------------------------             ------------------------------
Witness                                         Mitt Parker

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